

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

Via E-mail
Stephen Ungar
General Counsel and Secretary
AmTrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, NY 10038

   Re: **AmTrust Financial Services, Inc.**
         Preliminary Proxy Statement on Schedule 14A
         Filed March 14, 2013
         File No. 001-33143

Dear Mr. Ungar:

   We completed our review of your filing on March 25, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Daniel Greenspan for

                              Jeffrey P. Riedler
                              Assistant Director